Exhibit 99.1

Gambling.com Group Announces Preliminary 2021 Financial Results and Introduces 2022 Outlook

All-time Record Revenues in January Led by Strong North American Results

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, today announced preliminary financial results for 2021, provided a January business update, and introduced its financial outlook for 2022.

Preliminary estimates of financial results for 2021

Based on currently available information, the Group estimates that, for the twelve months ended December 31, 2021:

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North American revenue will grow approximately 90%
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Total revenue will be in the range of $42.1 million and $42.5 million
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Net income will be in the range of $12.4 million and $13.1 million
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Adjusted EBITDA will be in the range of $18.2 million and $18.7 million, representing an Adjusted EBITDA margin of 43% to 44%
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Free cash flow will be in the range of $7.8 million and $8.5 million1

This unaudited preliminary financial information for 2021 is based on information available to the Group as of the date of this release, is subject to the completion of closing procedures, and has not been audited by the Group’s independent public accounting firm. The Group will provide a more detailed update on its financial performance for 2021 and fourth quarter 2021 during its fourth quarter earnings call planned for late March.

January update

Revenue performance through the start of 2022 has been healthy in Europe and particularly strong in North America, due in large part to the launch of sports betting in New York State. The Group expects revenue for January to be the best single-month performance in the Group’s 15-year history, even before consolidating revenue from RotoWire.com, which was acquired on January 1st, 2022.

1 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

“The year is off to an incredibly strong start,” said Charles Gillespie, Chief Executive Officer of Gambling.com Group. “It is great to see our investments at the end of 2021 start to pay off and help drive strong growth, despite a particularly challenging comparable period in the first quarter of 2021 coinciding with Covid-19 related measures.”

Outlook for 2022

The Group is introducing its outlook for 2022. Based on currently available information, the Group estimates that, for the full year 2022:

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Total revenue will be in the range of $71 million and $76 million; and
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Adjusted EBITDA will be in the range of $22 million and $27 million2

Gillespie further commented, “I am delighted with the strength in our underlying business, even before consolidating revenue from RotoWire in January and BonusFinder from February. We continue to invest in the business and expect to deliver another year of strong organic revenue growth complemented with additional revenue from the recent acquisitions. Great acquisitions, the launch of sports betting in states like New York and Louisiana, the expected launch of a regulated market in Ontario, and the debut of our media partnership with McClatchy together give me confidence that 2022 will be another brilliant year for Gambling.com Group.”

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For further information, please contact:

Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com

About Gambling.com Group

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. The Group operates from offices in Ireland, the United States, and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com and Bookies.com. Founded in 2006, the Group owns and operates more than 30 websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting.

Supplemental Information

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including our preliminary estimates for financial results for 2021, expected total revenue and Adjusted EBITDA in 2022, whether revenue in January 2022 is the best single-month performance in the Group’s history, expectations of organic growth in 2022, and whether a regulated market launches in Ontario in 2022, are all forward-looking statements. These

2 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” at the end of this release for an explanation of the adjustments.

statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and

Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to Adjusted EBITDA from Net Income for the period specified:

	YEAR ENDED DECEMBER 31, 2021
	(in million, USD, unaudited)
	Low case	High case
Net income	$12.4	$13.1
Add Back:
Net finance (income) costs[3]	(0.7)	(0.7)
Income tax (credit) charge	(0.5)	(0.7)
Depreciation expense	0.2	0.2
Amortization expense	2.2	2.2
Share-based payments	2.0	2.0

Non-recurring accounting and legal fees related to the offering	1.0	1.0
Non-recurring employees’ bonuses related to the offering	1.1	1.1
Non-recurring transaction costs related to acquisitions	0.5	0.5
Adjusted EBITDA	$18.2	$18.7

Revenue	$42.1	$42.5
Adjusted EBITDA margin. %	43%	44%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow
Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

3 Net finance (income) costs is comprised of gains or losses on financial liability at fair value through profit or loss, finance income, and finance expense.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from Income before tax for the period specified:

	YEAR ENDED DECEMBER 31, 2021
	(in million, USD, unaudited)
	Low case	High case

Income before tax[4]	$11.9	$12.4

Finance (income) expenses, net	(0.7)	(0.7)
Adjustments for non-cash items:
Depreciation and amortization	2.4	2.4
Movements in credit loss allowance	(0.1)	(0.1)
Other write-offs	0.1	0.1
Share option charge	2.0	2.0

Cash flows from operating activities before changes in working capital
Trade and other receivables	(0.3)	(0.3)
Trade and other payables	0.2	0.4
Income tax paid	(2.1)	(2.1)
Cash flows generated by operating activities	13.4	14.1

Capital Expenditure	(5.6)	(5.6)
Free Cash Flow	$7.8	$8.5

4 Income before tax is comprised of Net Income less Income Tax charge (credit).